UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Ching Tao

Ching Tao
Chief Financial Officer

Date: August 16, 2016

2

EXHIBIT INDEX

Exhibit 99.1 – Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2016

SHANGHAI, August 15, 2016 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider with a focus on global services for high net worth individuals and enterprises in China, today announced its unaudited financial results for the second quarter of 2016.

Starting from the fourth quarter of 2015, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance, as the majority of the Company’s operations are conducted in RMB, to align the Company’s reporting currency with its underlying operations and to reduce the impact that the increased volatility of the RMB to US$ exchange rate will have on the Company’s reported operating results. This release contains translations of certain RMB amounts into US$ for convenience purpose only1. Prior period numbers have been recast into the new reporting currency.

SECOND QUARTER 2016 FINANCIAL HIGHLIGHTS

•	Net revenues in the second quarter of 2016 were RMB651.7 million (US$98.1 million), a 12.8% increase from the corresponding period in 2015.

(RMB millions, except percentages)	Q2 2015	Q2 2015 Segment %	Q2 2016	Q2 2016 Segment %	YoY Change
Wealth management	450.9	78.0%	505.2	77.5%	12.0%
Asset management	109.7	19.0%	135.2	20.7%	23.2%
Internet finance	17.2	3.0%	11.3	1.7%	(34.3%)

Total net revenues	577.9	100.0%	651.7	100.0%	12.8%

•	Income from operations in the second quarter of 2016 was RMB194.1 million (US$29.2 million), a 0.4% increase from the corresponding period in 2015.

(RMB millions, except percentages)	Q2 2015	Q2 2015 Segment %	Q2 2016	Q2 2016 Segment %	YoY Change
Wealth management	169.5	87.6%	167.4	86.2%	(1.2%)
Asset management	55.8	28.8%	68.8	35.4%	23.4%
Internet finance	(31.8)	(16.5%)	(42.1)	(21.7%)	32.2%

Total income from operations	193.4	100.0%	194.1	100.0%	0.4%

•	Net income attributable to Noah shareholders in the second quarter of 2016 was RMB182.3 million (US$27.4 million), a 7.6% increase from the corresponding period in 2015.

•	Non-GAAP[2] net income attributable to Noah shareholders in the second quarter of 2016 was RMB197.9 million (US$29.8 million), a 3.3% increase from the corresponding period in 2015.

[2]	Noah’s non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

SECOND QUARTER 2016 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China.

•	The total number of registered clients as of June 30, 2016 was 114,870, a 40.2% increase from June 30, 2015, consisting of 111,643 registered individual clients, 3,108 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company.

•	Total number of active clients[3] during the second quarter of 2016 was 4,927, a 9.0% decrease from the corresponding period in 2015, and a 0.4% decrease from the first quarter of 2016.

•	The aggregate value of wealth management products distributed by the Company during the second quarter of 2016 was RMB27.7 billion (US$4.2 billion), a 2.0% decrease from the corresponding period in 2015, and an 11.8% increase from the first quarter of 2016.

Product type	Three months ended June 30,
	2015		2016
	(RMB in billions, except percentages)
Fixed income products	5.7	20.3%	17.0	61.2%
Private equity products	9.9	34.9%	7.6	27.3%
Secondary market equity fund products	12.6	44.7%	2.8	10.1%
Other products	0.0	0.2%	0.4	1.4%

All products	28.3	100.0%	27.7	100.0%

•	The average transaction value per client[4] in the second quarter of 2016 was RMB5.6 million (US$0.8 million), a 7.7% increase from the corresponding period in 2015, reflecting a change in product mix.

•	The coverage network included 175 branches and sub-branches covering 68 cities as of June 30, 2016, up from 166 branches and sub-branches covering 68 cities as of March 31, 2016, and 112 branches and sub-branches covering 64 cities as of June 30, 2015.

•	The number of relationship managers was 1,093 as of June 30, 2016, up from 953 as of June 30, 2015, and down from 1,137 as of March 31, 2016.

Asset Management Business

The Company’s asset management business develops and manages financial products denominated in both domestic (RMB) and foreign currencies. These financial products include real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds.

•	The total assets under management as of June 30, 2016 were RMB101.2 billion (US$15.2 billion), a 57.0% increase from June 30, 2015 and a 6.9% increase from March 31, 2016.

[3]	“Active clients” refers to registered clients who purchased wealth management products distributed by Noah during the period specified.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that were purchased by active clients during the period specified.

Product type	As of March 31, 2016		Asset Growth	Asset Expiration/ Redemption	As of June 30, 2016
	(RMB billions, except percentages)
Real estate funds and real estate funds of funds	27.4	28.9%	8.0	13.7	21.6	21.4%
Private equity funds of funds	44.4	46.9%	6.8	0.8	50.4	49.8%
Secondary market equity funds of funds	10.0	10.6%	1.4	0.9	10.6	10.5%
Other fixed income funds of funds	12.8	13.6%	6.5	0.8	18.5	18.3%

All products	94.6	100.0%	22.8	16.2	101.2	100.0%

Internet Finance Business

The Company’s internet finance business provides financial products and services through a proprietary internet finance platform targeting aspiring high net worth individuals in China.

•	The aggregate value of financial products distributed by the Company through its internet finance platform in the second quarter of 2016 was RMB5.8 billion (US$874.6 million), a 72.4% increase from the second quarter of 2015.

•	Total number of enterprise clients as of June 30, 2016 was 651, up from 354 and 645 as of June 30, 2015 and March 31, 2016, respectively.

•	Total number of individual clients as of June 30, 2016 was 324,267, up from 131,985 and 294,151 as of June 30, 2015 and March 31, 2016, respectively.

Mr. Kenny Lam, Group President of Noah, commented, “In the context of a challenging macro environment in our home market, volatile capital markets, and heightened risk aversion among investors, we are pleased to have delivered steady results in the second quarter. This sustained performance was due primarily to our continuous efforts in product and service differentiation and innovation. The current environment does present strong headwinds but we will continue to invest in building a leading wealth and asset management platform both in China and globally. We are focused on long-term sustainable growth and are very excited about our long-term prospects.”

SECOND QUARTER 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2016 were RMB651.7 million (US$98.1 million), a 12.8% increase from the corresponding period in 2015, primarily due to increases in one-time commissions and recurring service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the second quarter of 2016 were RMB291.9 million (US$43.9 million), a 31.6% increase from the corresponding period in 2015. The increase was primarily due to the change in the product mix.

•	Net revenues from recurring service fees for the second quarter of 2016 were RMB194.7 million (US$29.3 million), a 25.4% increase from the corresponding period in 2015. The increase was mainly due to the cumulative effect of financial products with recurring service fees previously distributed by the Company.

•	Net revenues from performance-based income for the second quarter of 2016 were RMB0.1 million (US$20.9 thousand), compared to RMB64.4 million in the corresponding period in 2015, mainly due to a decrease in performance-based income from secondary market products compared to the corresponding period in 2015.

•	Net revenues from other service fees for the second quarter of 2016 were RMB18.4 million (US$2.8 million), compared with RMB9.4 million in the corresponding period of 2015.

•	Asset Management Business

•	Net revenues from recurring service fees for the second quarter of 2016 were RMB109.7 million (US$16.5 million), a 35.9% increase from the corresponding period in 2015. The increase was primarily due to the increase in assets under management by the Company.

•	Net revenues from performance-based income for the second quarter of 2016 were RMB23.6 million (US$3.6 million), a 17.1% decrease compared with the corresponding period in 2015, mainly due to a decrease in performance-based income from secondary market products compared to the corresponding period in 2015.

•	Internet Finance Business

•	Net revenues for the second quarter of 2016 were RMB11.3 million (US$1.7 million), a 34.3% decrease from the corresponding period in 2015, primarily due to the Company’s internet finance business’ strategic change to focus more on standardized wealth management products.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the second quarter of 2016 were RMB457.6 million (US$68.9 million), a 19.0% increase from the corresponding period in 2015. The increase was mainly driven by growth in compensation and benefits, increased rental and related expenses associated with the new head office building which was put into use in the first quarter of 2016 and increased marketing expenses.

•	Wealth Management Business

Operating costs and expenses for the second quarter of 2016 were RMB337.8 million (US$50.8 million), a 20.0% increase from the corresponding period in 2015.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the second quarter of 2016 were RMB251.6 million (US$37.9 million), a 10.4% increase from the corresponding period in 2015. In the second quarter of 2016, relationship manager compensation increased by 7.2% from the corresponding period in 2015, primarily driven by an increase in the number of relationship managers and a change of product mix. Other compensation for the second quarter of 2016 increased by 15.0% from the corresponding period in 2015, primarily driven by an increase in the number of back-office employees.

•	Selling expenses for the second quarter of 2016 were RMB67.4 million (US$10.1 million), a 51.0% increase from the corresponding period in 2015, primarily due to an increase in rental expenses and client marketing initiatives.

•	General and administrative expenses for the second quarter of 2016 were RMB31.9 million (US$4.8 million), a 98.9% increase from the corresponding period in 2015, mainly due to an increase in depreciation, consulting fees and training costs.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the second quarter of 2016 were RMB21.1 million (US$3.2 million), an increase of 273.1% from the corresponding period in 2015. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB34.2 million (US$5.1 million) in government subsidies for the wealth management business in the second quarter of 2016, compared to RMB12.8 million in the corresponding period of 2015.

•	Asset Management Business

Operating costs and expenses for the second quarter of 2016 included compensation and benefits and operation expenses of RMB66.4 million (US$10.0 million), a 23.1% increase from the corresponding period in 2015.

•	Compensation and benefits include compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the second quarter of 2016 were RMB44.0 million (US$6.6 million), a 12.4% decrease from the corresponding period in 2015. The decrease was primarily due to a decrease in performance fee compensation related to performance-based income.

•	Selling expenses for the second quarter of 2016 were RMB4.4 million (US$0.7 million), compared with RMB4.7 million in the corresponding period of 2015, representing a decrease of 5.6% year over year.

•	General and administrative expenses for the second quarter of 2016 were RMB18.4 million (US$2.8 million), a 101.1% increase from the corresponding period in 2015, primarily due to increased conference fees.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB2.0 million (US$0.3 million) in government subsidies for the asset management business in the second quarter of 2016, compared to RMB15.9 million in the corresponding period in 2015.

•	Internet Finance Business

Operating costs and expenses for the second quarter of 2016 were RMB53.4 million (US$8.0 million), a 8.8% increase from the corresponding period in 2015, and represented the Company’s expenses in human resources, marketing and internet infrastructure, as well as expenses incurred in promoting the Company’s internet finance business. Operating costs and expenses for the second quarter of 2016 primarily consisted of compensation and benefits of RMB32.6 million (US$4.9 million), selling expenses of RMB6.5 million (US$1.0 million), general and administrative expenses of RMB8.0 million (US$1.2 million) and other operating expenses of RMB6.4 million (US$1.0 million).

Operating Margin

Operating margin for the second quarter of 2016 was 29.8% compared to 33.5% for the corresponding period in 2015.

•	Wealth Management Business

Operating margin for the second quarter of 2016 was 33.1%, compared to 37.6% for the corresponding period in 2015 and 28.7% in the first quarter of 2016. The year-on-year decrease was mainly because operating costs and expenses grew faster than net revenues in the second quarter of 2016, as compared to the second quarter of 2015.

•	Asset Management Business

Operating margin for the second quarter of 2016 was 50.9%, flat compared to the corresponding period in 2015.

•	Internet Finance Business

Operating loss for the second quarter of 2016 was RMB42.1 million (US$6.3 million) compared to RMB31.8 million for the corresponding period of the prior year and RMB52.5 million in the first quarter of 2016.

Income Tax Expenses

Income tax expenses for the second quarter of 2016 were RMB48.5 million (US$7.3 million), a 5.5% increase from the corresponding period in 2015, in line with the year-over-year growth in taxable income.

Net Income

•	Net Income

•	Net income attributable to Noah shareholders for the second quarter of 2016 was RMB182.3 million (US$27.4 million), a 7.6% increase from the corresponding period in 2015.

•	Net margin for the second quarter of 2016 was 27.0%, compared to 29.6% for the corresponding period in 2015.

•	Net income per basic and diluted ADS for the second quarter of 2016 was RMB3.24 (US$0.49) and RMB3.10 (US$0.47), respectively, compared to RMB3.01 and RMB2.87, respectively, for the corresponding period in 2015.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2016 was RMB197.9 million (US$29.8 million), a 3.3% increase from the corresponding period in 2015.

•	Non-GAAP net margin for the second quarter of 2016 was 29.4%, compared to 33.5% for the corresponding period in 2015.

•	Non-GAAP net income per diluted ADS for the second quarter of 2016 was RMB3.37 (US$0.51), compared to RMB3.24 for the corresponding period in 2015.

Balance Sheet and Cash Flow

As of June 30, 2016, the Company had RMB1,398.9 million (US$210.5 million) in cash and cash equivalents, compared to RMB1,561.7 million as of June 30, 2015 and RMB2,480.3 million as of March 31, 2016.

Cash outflow from the Company’s operating activities during the second quarter of 2016 was RMB750.0 million (US$112.9 million). The decrease was mainly due to the temporary impact of other current assets and liabilities.

Cash outflow from the Company’s investing activities during the second quarter of 2016 was RMB550.5 million (US$82.8 million), primarily due to an increase in investments in affiliates and the temporary impact of amounts due from related parties.

Cash inflow from the Company’s financing activities for the second quarter of 2016 was RMB197.8 million (US$29.8 million), primarily due to the impact of other current liabilities.

2016 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2016 will be in the range of RMB690 million to RMB720 million, an increase of 14.4% to 19.4% compared to the full year 2015. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s second quarter 2016 unaudited financial results and recent business activities.

The conference calls may be accessed with the following details:

Conference call details

Date/Time	Monday, August 15, 2016 at 8:00 p.m., U.S. Eastern Time Tuesday, August 16, 2016 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title	Noah Holdings Limited Second Quarter 2016 Earnings Call
Participant Password	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until August 22, 2016 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10090864.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the second quarter of 2016, Noah distributed over RMB27.7 billion (US$4.2 billion) of wealth management products. As of June 30, 2016, Noah had assets under management of RMB101.2 billion (US$15.2 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both domestic (RMB) and foreign currencies, including real estate funds and real estate funds of funds, private equity funds of funds, secondary market equity funds of funds and fixed income funds of funds through Gopher Asset Management. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to aspiring high net worth individuals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 1,093 relationship managers across 175 branches and sub-branches in 68 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 114,870 registered clients as of June 30, 2016.

For more information please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

Effective October 1, 2015, the Company changed its reporting currency from U.S. dollars (“US$”) to Chinese Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance, as the majority of the Company’s operations are conducted in RMB, to align the Company’s reporting currency with its underlying operations and to reduce the impact that the increased volatility of the RMB to US$ exchange rate will have on the Company’s reported operating results. Prior to October 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in US$. In this announcement, the unaudited financial results for the quarter ended June 30, 2016 are stated in RMB. The related financial statements prior to October 1, 2015 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter ended June 30, 2016.

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate for June 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2016 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In RMB)

(unaudited)

	As of
	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	2,480,303,362	1,398,912,715	210,492,592
Restricted cash	1,000,000	1,000,000	150,469
Short-term investments	594,827,536	619,235,058	93,175,500
Accounts receivable, net of allowance for doubtful accounts of nil at March 31, 2016 and June 30, 2016	158,429,494	177,944,949	26,775,147
Loans receivable	140,904,788	135,277,584	20,355,044
Amounts due from related parties	290,000,245	625,554,748	94,126,416
Other current assets	174,747,211	823,292,955	123,879,829

Total current assets	3,840,212,636	3,781,218,009	568,954,996

Long-term investments	412,329,808	300,365,549	45,195,617
Investment in affiliates	385,289,302	479,367,925	72,129,873
Property and equipment, net	210,713,490	214,012,805	32,202,231
Non-current deferred tax assets	43,720,740	43,693,665	6,574,529
Other non-current assets	34,390,714	38,001,361	5,718,016

Total Assets	4,926,656,690	4,856,659,314	730,775,262

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	323,473,235	411,009,653	61,844,092
Income tax payable	86,414,268	54,410,981	8,187,150
Amounts due to related parties	1,060	1,060	159
Deferred revenues	124,322,025	68,069,246	10,242,292
Deferred tax liabilities	1,239,554	1,696,765	255,310
Other current liabilities	1,045,695,407	756,454,329	113,822,707

Total current liabilities	1,581,145,549	1,291,642,034	194,351,711

Non-current uncertain tax position liabilities	67,248	—	—
Convertible notes	515,840,000	531,672,000	80,000,000
Other non-current liabilities	84,752,980	97,410,830	14,657,282

Total Liabilities	2,181,805,777	1,920,724,864	289,008,993

Equity	2,744,850,913	2,935,934,450	441,766,269

Total Liabilities and Equity	4,926,656,690	4,856,659,314	730,775,262

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2015	2016	2016	Change
	RMB	RMB	USD
Revenues:
Third-party revenues
One-time commissions[5]	104,371,558	209,490,198	31,521,720	100.7%
Recurring service fees	98,229,792	127,815,164	19,232,183	30.1%
Performance-based income	95,669,020	817,307	122,979	(99.1%)
Other service fees	28,085,776	29,681,569	4,466,147	5.7%

Total third-party revenues	326,356,146	367,804,238	55,343,029	12.7%

Related party revenues
One-time commissions[5]	129,924,861	89,970,664	13,537,770	(30.8%)
Recurring service fees	150,511,712	182,165,855	27,410,261	21.0%
Performance-based income	2,243,237	23,316,750	3,508,441	939.4%
Other service fees	25,364	744,748	112,061	2836.2%

Total related party revenues	282,705,174	296,198,017	44,568,534	4.8%

Total revenues	609,061,320	664,002,255	99,911,563	9.0%
Less: business taxes and related surcharges	(31,183,765)	(12,277,297)	(1,847,349)	(60.6%)

Net revenues	577,877,555	651,724,958	98,064,214	12.8%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(142,363,113)	(147,103,056)	(22,134,407)	3.3%
Performance fee compensation	(7,200,000)	(4,798,507)	(722,025)	(33.4%)
Other Compensations	(157,002,659)	(176,245,129)	(26,519,377)	12.3%

Total compensation and benefits	(306,565,772)	(328,146,692)	(49,375,809)	7.0%
Selling expenses	(54,505,170)	(78,248,146)	(11,773,898)	43.6%
General and administrative expenses	(31,448,235)	(58,250,809)	(8,764,924)	85.2%
Other operating expenses	(20,673,257)	(29,158,009)	(4,387,368)	41.0%
Government subsidies	28,737,436	36,183,227	5,444,443	25.9%

Total operating costs and expenses	(384,454,998)	(457,620,429)	(68,857,556)	19.0%

Income from operations	193,422,557	194,104,529	29,206,658	0.4%

Other income:
Interest income	8,989,185	11,093,668	1,669,250	23.4%
Interest expenses	(4,031,144)	(4,861,995)	(731,578)	20.6%
Investment income	12,484,724	17,074,328	2,569,152	36.8%
Other income (expense)	193,259	(2,067,157)	(311,042)	(1169.6%)

Total other income	17,636,024	21,238,844	3,195,781	20.4%

Income before taxes and loss from equity in affiliates	211,058,581	215,343,373	32,402,440	2.0%
Income tax expense	(45,934,769)	(48,470,810)	(7,293,340)	5.5%
Income from equity in affiliates	5,857,184	9,160,758	1,378,407	56.4%

Net income	170,980,996	176,033,321	26,487,507	3.0%
Less: net loss attributable to non-controlling Interests	1,630,163	(6,221,769)	(936,182)	(481.7%)

Net income attributable to Noah Shareholders	169,350,833	182,255,090	27,423,688	7.6%

Income per ADS, basic	3.01	3.24	0.49	7.6%
Income per ADS, diluted	2.87	3.10	0.47	8.0%
Margin analysis:
Operating margin	33.5%	29.8%	29.8%
Net margin	29.6%	27.0%	27.0%
Weighted average ADS equivalent: [1]
Basic	56,248,968	56,271,504	56,271,504
Diluted	60,565,019	60,174,258	60,174,258
ADS equivalent outstanding at end of period	56,313,035	56,346,740	56,346,740

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

[5]	To realign the Company’s services provided under different business segments, starting from the first quarter of 2016, the Company reclassifies some of the revenues under “other service fees” to “one-time commissions”. Presentation of prior periods has been reclassified to reflect the same criteria.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2015	2016	2016	Change
	RMB	RMB	USD
Revenues:
Third-party revenues
One-time commissions[6]	229,358,071	437,581,851	66,895,736	90.8%
Recurring service fees	177,284,717	234,846,946	35,831,405	32.5%
Performance-based income	122,030,661	10,469,142	1,619,852	(91.4%)
Other service fees	42,546,132	49,712,352	7,572,658	16.8%

Total third-party revenues	571,219,581	732,610,291	111,919,650	28.3%

Related party revenues
One-time commissions[5]	207,249,994	150,549,671	22,932,777	(27.4%)
Recurring service fees	298,648,588	384,431,697	58,779,033	28.7%
Performance-based income	2,243,237	30,314,701	4,593,731	1251.4%
Other service fees	166,123	1,364,101	208,115	721.1%

Total related party revenues	508,307,942	566,660,170	86,513,657	11.5%

Total revenues	1,079,527,523	1,299,270,461	198,433,307	20.4%
Less: business taxes and related surcharges	(53,999,374)	(40,387,911)	(6,206,936)	(25.2%)

Net revenues	1,025,528,149	1,258,882,550	192,226,372	22.8%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(242,210,536)	(282,697,761)	(43,163,362)	16.7%
Performance fee compensation	(12,566,169)	(8,145,016)	(1,241,025)	(35.2%)
Other Compensations	(271,785,221)	(350,649,838)	(53,567,254)	29.0%

Total compensation and benefits	(526,561,926)	(641,492,615)	(97,971,641)	21.8%
Selling expenses	(98,057,375)	(146,150,179)	(22,304,610)	49.0%
General and administrative expenses	(66,831,559)	(108,464,470)	(16,552,402)	62.3%
Other operating expenses	(27,371,801)	(46,456,105)	(7,070,075)	69.7%
Government subsidies	28,737,436	105,124,789	16,136,373	265.8%

Total operating costs and expenses	(690,085,225)	(837,438,580)	(127,762,356)	21.4%

Income from operations	335,442,924	421,443,970	64,464,015	25.6%

Other income:
Interest income	17,778,002	19,771,364	3,015,047	11.2%
Interest expenses	(7,089,484)	(9,526,884)	(1,455,041)	34.4%
Investment income	21,113,636	25,141,708	3,820,297	19.1%
Other income (expense)	970,439	(1,420,600)	(210,770)	(246.4%)

Total other income	32,772,593	33,965,588	5,169,532	3.6%

Income before taxes and loss from equity in affiliates	368,215,517	455,409,558	69,633,548	23.7%
Income tax expense	(83,985,326)	(101,865,654)	(15,574,178)	21.3%
Income from equity in affiliates	15,126,762	15,064,041	2,293,929	(0.4%)

Net income	299,356,953	368,607,945	56,353,299	23.1%
Less: net loss attributable to non-controlling Interests	(2,072,353)	(12,646,445)	(1,932,565)	510.2%

Net income attributable to Noah Shareholders	301,429,306	381,254,390	58,285,862	26.5%

[6]	To realign the Company’s services provided under different business segments, starting from the first quarter of 2016, the Company reclassifies some of the revenues under “other service fees” to “one-time commissions”. Presentation of prior periods has been reclassified to reflect the same criteria.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In RMB)

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2015	2016	2016	Change
	RMB	RMB	USD
Net income	170,980,996	176,033,321	26,487,507	3.0%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(188,468)	7,072,279	1,064,157	(3852.5%)
Fair value fluctuation of available for sale Investment (after tax)	(2,044,059)	(5,555,722)	(835,962)	171.8%

Comprehensive income	168,748,469	177,549,878	26,715,701	5.2%
Less: Comprehensive loss attributable to non-controlling interests	1,630,059	(6,250,296)	(940,474)	(483.4%)

Comprehensive income attributable to Noah Shareholders	167,118,410	183,800,174	27,656,175	10.0%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2015	June 30, 2016	Change

Number of registered clients	81,939	114,870	40.2%
Number of relationship managers	953	1,093	14.7%
Number of branch offices	64	68	6.3%

	Three months ended
	June 30, 2015	June 30, 2016	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	5,412	4,927	(9.0%)
Transaction value:
Fixed income products	5,746	16,987	195.6%
Private equity fund products	9,874	7,571	(23.3%)
Secondary market equity fund products	12,647	2,810	(77.8%)
Other products, including mutual fund products, private securities investment funds and insurance products	44	405	819.3%

Total transaction value	28,311	27,747	(2.0%)

Average transaction value per client	5.23	5.63	7.7%

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended Jun 30, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	104,256,557	115,001	—	104,371,558
Recurring service fees	83,568,566	14,661,226	—	98,229,792
Performance-based income	68,050,993	27,618,027	—	95,669,020
Other service fees	9,942,756	512,475	17,630,545	28,085,776

Total third-party revenues	265,818,872	42,906,729	17,630,545	326,356,146

Related party revenues
One-time commissions	129,924,861	—	—	129,924,861
Recurring service fees	80,494,872	70,016,840	—	150,511,712
Performance-based income	—	2,243,237	—	2,243,237
Other service fees	—	—	25,364	25,364

Total related party revenues	210,419,733	72,260,077	25,364	282,705,174

Total revenues	476,238,605	115,166,806	17,655,909	609,061,320
Less: business taxes and related surcharges	(25,322,488)	(5,425,550)	(435,727)	(31,183,765)

Net revenues	450,916,117	109,741,256	17,220,182	577,877,555

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(135,197,807)	(2,282,885)	(4,882,421)	(142,363,113)
Performance Fee Compensation	—	(7,200,000)	—	(7,200,000)
Other compensation	(92,732,020)	(40,774,307)	(23,496,332)	(157,002,659)

Total compensation and benefits	(227,929,827)	(50,257,192)	(28,378,753)	(306,565,772)

Selling expenses	(44,623,149)	(4,687,639)	(5,194,382)	(54,505,170)
General and administrative expenses	(16,028,641)	(9,126,827)	(6,292,767)	(31,448,235)
Other operating expenses	(5,662,518)	(5,828,725)	(9,182,014)	(20,673,257)
Government subsidies	12,815,434	15,922,002	—	28,737,436

Total operating costs and expenses	(281,428,701)	(53,978,381)	(49,047,916)	(384,454,998)

Income from operations	169,487,416	55,762,875	(31,827,734)	193,422,557

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended Jun 30, 2016
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB

Revenues:
Third-party revenues
One-time commissions	209,149,472	340,726	—	209,490,198
Recurring service fees	110,291,809	17,523,355	—	127,815,164
Performance-based income	141,521	675,786	—	817,307
Other service fees	18,717,134	—	10,964,435	29,681,569

Total third-party revenues	338,299,936	18,539,867	10,964,435	367,804,238

Related party revenues
One-time commissions	88,306,826	1,663,838	—	89,970,664
Recurring service fees	88,176,972	93,988,883	—	182,165,855
Performance-based income	—	23,316,750	—	23,316,750
Other service fees	75,614	—	669,134	744,748

Total related party revenues	176,559,412	118,969,471	669,134	296,198,017

Total revenues	514,859,348	137,509,338	11,633,569	664,002,255
Less: business taxes and related surcharges	(9,687,926)	(2,277,686)	(311,685)	(12,277,297)

Net revenues	505,171,422	135,231,652	11,321,884	651,724,958

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(144,950,980)	(1,095,316)	(1,056,760)	(147,103,056)
Performance fee compensation	—	(4,798,507)	—	(4,798,507)
Other compensation	(106,630,074)	(38,114,148)	(31,500,907)	(176,245,129)

Total compensation and benefits	(251,581,054)	(44,007,971)	(32,557,667)	(328,146,692)
Selling expenses	(67,372,110)	(4,425,087)	(6,450,949)	(78,248,146)
General and administrative expenses	(31,885,314)	(18,352,172)	(8,013,323)	(58,250,809)
Other operating expenses	(21,126,909)	(1,664,721)	(6,366,379)	(29,158,009)
Government subsidies	34,166,731	2,016,496	—	36,183,227

Total operating costs and expenses	(337,798,656)	(66,433,455)	(53,388,318)	(457,620,429)

Income from operations	167,372,766	68,798,197	(42,066,434)	194,104,529

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,
	2015	2016	Change
	RMB	RMB

Net margin	29.6%	27.0%
Adjusted net margin (non-GAAP)*	33.5%	29.4%

Net income attributable to Noah Shareholders	169,350,833	182,255,090	7.6%
Adjustment for share-based compensation related to:
Share options	10,910,694	9,378,522	(14.0%)
Restricted shares	11,427,366	6,306,101	(44.8%)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	191,688,893	197,939,713	3.3%

Net income attributable to Noah Shareholders per ADS, diluted	2.87	3.10	8.0%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	3.24	3.37	4.0%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.